Exhibit 99.4

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

June 17, 2010

Item 3	News Release

The news release was disseminated on June 16, 2010 by Stockwatch, Market Wire and Market News Publishing.

Item 4	Summary of Material Change

The Company announced an update for its Santa Rosa Oil and Gas Project.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone: 604.331.8772
Facsimile: 604.331.8773

Item 9	Date of Report

June 17, 2010

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

June 16, 2010		Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

UPDATE – SANTA ROSA OIL AND GAS PROJECT

Oromin Explorations Ltd. (“Oromin”) is pleased to provide an update on the current status of and plans for its 100% owned Santa Rosa oil & gas concession in the Province of Mendoza, Argentina.

The Santa Rosa concession is a large mineral tenure comprising 7694 km2 situated over a geological dome structure centred 91 km east of the city of Mendoza. The Santa Rosa dome prospect is the only known major structure in the eastern region of the Cuyana Basin. The Cuyana Basin totals approximately 161,000 km2 and has hosted over 934 producing wells from 2440 total wells drilled. Initial recoverable reserves in 18 oil pools in the Tupungato and Cacheuta sub-basins – the northern portion of the Cuyana Basin – total 1.2 billion barrels. These reserves were found to the west and southwest of our Santa Rosa concession, and there are no known discoveries of commercial quantities of hydrocarbons on our concession.

In July 2009, Oromin drilled the well SREx-2001 on a postulated high point on the dome, and did not encounter hydrocarbons. However, information gained from the drilling of the 2009 well, from limited seismic work and from three prior regional wells drilled by other operators, suggests that Triassic sediments have been preserved to the south and southwest of the well location SREx-2001 and that these sediments provide opportunities for potential oil-bearing stratigraphic traps on the flanks of the dome.

Based on recommendations by its consultants, Oromin is seeking to farm out a portion of its interest in the concession to third parties, in consideration for their assuming 100% of the costs and risks of the next program. This proposed program includes additional two- and three-dimensional seismic work to better define the potential stratigraphic traps, followed by the drilling of one or more wells. The Company emphasizes that it is in the stage of marketing these proposed programs and does not have any agreements or confirmed expressions of interest in hand. An announcement will be made of the terms of any farm-in agreement or agreements, if and when such agreements may be reached.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

______“Chet Idziszek”_________

Chet Idziszek, President and CEO

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.